Exro Launches Services Division to Provide Vehicle Integration Solutions for Automakers Pursuing Electrification

•Exro has launched a new services arm to provide end-to-end electric vehicle (EV) design and engineering services for automakers, enabling Exro to introduce its technology in the earliest stages of vehicle integration.
•Former Bollinger Motors Technical Director and AVL Chief Engineer of Electrification Brian Van Batavia joins the Exro team as president of the division, bringing extensive expertise and a strong network of engineers in electric and connected vehicle integration.
•Exro will plan to open a facility in Detroit in 2022, the heart of the automotive industry, to service the top automakers in the region that are pursuing aggressive electric vehicle goals.

Calgary, Alberta (November 3, 2021) – Exro Technologies Inc. (TSX: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, announced today the launch of its services arm to provide vehicle integration solutions for automakers pursuing electrification. The new division, called Exro Vehicle Systems (the “division”), will provide end-to-end electric vehicle (EV) design and engineering services.

The division will be led by Brian Van Batavia, former Bollinger Motors Technical Director and AVL Chief Engineer of Electrification, who joins Exro as President of the division and has strong expertise in systems integration engineering. In his career, Van Batavia has built up a wealth of expertise and accomplishments in the areas of electric and hybrid vehicles, alternative energy systems, electro-mechanical systems controls, and connected vehicle systems. He holds several patents related to hybrid and electric vehicles and powertrains and has authored a number of papers and articles related to vehicle energy management and controls. Van Batavia will bring his team of engineers alongside him as he joins Exro, including Justin Goeglein as the division’s Director of Engineering. Goeglein has over 10 years of expertise in integration of automotive vehicle platforms with a specialty in software solutions.

Exro’s Vehicle Systems division will focus on complete powertrain designs that integrates Exro’s core technology with vehicle powertrains including embedded software, Vehicle Control Units (VCUs) and batteries. The division will build on Exro’s suite of existing product offerings with Coil Driver™ and Battery Control System to solve additional challenges for automotive customers. It is expected that the services division can yield business for the Coil Driver™ by introducing automakers to Exro’s independently tested technology in the early design stages to create lower cost yet higher performing electric vehicles at scale, which is the key to accelerating EV adoption.

Exro plans to open a facility in Detroit in 2022, the heart of the automotive industry, to service the top automakers pursuing aggressive EV goals. The Detroit office will enable the Company to capitalize on services opportunities in the region and among the emerging electrified vehicle industry. This is an important milestone for Exro as it adds a new channel for revenue generation and enables the Company to serve as a one-stop-shop for vehicle manufacturers finding their footing in the electric revolution. Combined with Exro’s product technology and ability to deliver continuous innovation, the addition of Van Batavia and his team positions the Company as a valuable part of the EV supply chain.

“I’m continuously energized by the growth our team has achieved this year, and I’m thrilled to welcome Brian and Justin to Exro,” said Sue Ozdemir, CEO of Exro Technologies. “The addition of this new arm enables us to better support our customers and fast-growing pipeline with holistic solutions that complement our core technologies for automakers pursuing electrification, while facilitating a new path to accelerate our business growth.”

“I’ve been keeping a pulse on Exro since I first learned about the company’s ability to bring a more cost-effective electric vehicle to market,” said Brian Van Batavia, President of Exro Vehicle Systems. “I’m excited to join the incredible group at Exro and use my expertise in systems engineering for electrified vehicles to drive new organic growth by delivering new optimal powertrain solutions to the electric mobility industry.”

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com.
Visit us on social media @exrotech.
Contact Information
Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220

Media inquiries: media@exro.com

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This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
In particular, this news release contains forward-looking statements pertaining to the following:
•Exro’s business plans, outlook and strategy; and
•Exro’s expectation with respect to its new services division.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking information and statements contained herein include the risk factors set out in Exro’s annual information form and also include, but not limited to:
•The services division may not yield business to create lower cost yet higher performing electric vehicles at scale.
This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by the Company with the Canadian securities regulators, including the Company’s annual information form for the financial year ended December 31, 2020, and financial statements and related MD&A for the financial year ended December 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.
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